July 24, 2025

Brooke E. Carillo
Chief Financial Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

       Re: Redwood Trust, Inc.
           Form 10-K for the Year Ended December 31, 2024
           File No. 001-13759
Dear Brooke E. Carillo:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2024
Item 1A. Risk Factors
Through certain of our wholly-owned subsidiaries we have engaged in the past..., page 35

1. We note your disclosure on page 37 that you have incorporated blockchain technology into securitization transactions. Please clarify which blockchain you use and how the blockchain is used in the securitization process. Describe how you access
       the blockchain and the functions you have under this access.
2.     Related to the comment above, tell us whether any    tokenized
digital securities have
       been issued to date and your accounting policies related to any such issuances.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 24, 2025
Page 2

       Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction